

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 23, 2015

Via E-mail
Anatoliy Kanev
Chief Executive Officer, Chief Financial Officer, and President
Unicobe Corp.
Serdike 17A, ap. 37
Sofia, Bulgaria 1000

> **Re:** **Unicobe Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2015**
> **File No. 333-206916**

Dear Mr. Kanev:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment 1 in our letter dated October 8, 2015 stating that you are not a blank check company; however, we continue to believe that your proposed business and the fact that you are a shell company, you have limited revenues and no discernable prospective future business and that raising the maximum amount of capital contemplated by this offering may not be sufficient to cause you to no longer be a shell company makes this offering commensurate in scope with the uncertainty ordinarily associated with a blank check company, and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please either revise the registration statement to comply with Rule 419, or alternatively, provide us with an enhanced legal analysis explaining why you believe your company is not a blank check company.

The Offering, page 4

2. We note your response to comment 5 in d October 8, 2015 and we reissue our comment. The amendment to your registration statement now duplicates the line item for "Securities Issued and Outstanding" on page five of the amended registration statement. According to your disclosure, you are registering 2,000,000 shares of common stock. You currently have 2,000,000 shares of common stock outstanding. Please provide a line item for the total amount of shares of common stock outstanding after the present offering.

Dilution, page 13

3. It appears to us that your third paragraph should state that your net tangible book value is
    ($1,594) and net tangible book value per share is ($0.001) as of September 30, 2015.
    Please advise or revise as appropriate.

4. It appears to us that the revised amounts in your dilution narrative and tables do not
    contemplate registration costs of $8,000. Please revise your registration statement as
    appropriate.

Product Overview, page 20

5. We note your response to comment 11 of our letter dated October 8, 2015 and we reissue
    our comment in part. Please disclose whether any Unicobe prototypes or models
    currently exist or whether you intend to develop prototypes or models. See Item
    101(c)(1)(ii) of Regulation S-K.

6. We note your disclosure that, "Unicobe Corp. is manufacturing…." Please clarify
    whether Unicobe is currently manufacturing products or if Unicobe has the ability to
    manufacture products. Please refer to comment four of our letter dated October 8, 2015.

Competition, page 22

7. Please explain the meaning behind the second to last sentence of the second paragraph on
    page 22.

    You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Chris Ronne, Law Clerk, at (202) 551-
6156 or me at (202) 551-3397 with any questions.

                                                    Sincerely,

                                                    /s/ Jay Ingram

                                                    Jay Ingram
                                                    Legal Branch Chief
                                                    Office of Manufacturing and
                                                    Construction

Cc: Via E-mail
       Aaron McGeary, Esq.